Mail Stop 3561

August 23, 2007

Mr. Lawrence P. Reinhold
Executive Vice President and Chief Financial Officer
Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

>   **Re: Systemax Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 30, 2007**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2007**
>   **and June 30, 2007**
>   **Filed May 10, 2007 and August 9, 2007**
>   **File No. 1-13792**

Dear Mr. Reinhold:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Lawrence P. Reinhold
Systemax Inc.
August 23, 2007
page 2

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Sales

1.   We note your presentation of European sales "at 2004 exchange rates" in the
        tabular presentation of your results of operations. Since this appears to be a non-
        GAAP measure, please revise to provide the disclosures required under Item
        10(e) of Regulation S-K. Please refer to Question 17 in Frequently Asked
        Questions Regarding the Use of Non-GAAP Financial Measures.

Contractual Obligations

2.   In future filings, please revise your presentation of the contractual obligations
        table to conform exactly to the tabular format prescribed by paragraph (a)(5)(i) of
        Item 303 of Regulation S-K. In this regard, we note your present maturity
        categories for your contractual obligations: 2007, 2008, 2009, 2010, 2011, and
        after 2011 do not comply with the prescribed requirements.

Controls and Procedures

3.   Please expand your discussion to disclose the specific steps you have taken, if
        any, to remediate the significant deficiencies identified in your disclosure. This
        comment also applies to your Form 10-Q for the quarter ended June 30, 2007.

4.   We note the significant deficiencies you identified in the evaluation of your
        internal control over financial reporting as of December 31, 2006 and as of June
        30, 2007. You disclose that as a result of the determination by your Chief
        Executive Officer and the Chief Financial Officer that your disclosure controls
        and procedures were not effective as of December 31, 2006 and June 30, 2007,
        you have applied compensating procedures and processes as necessary to ensure
        the reliability of your financial reporting. Please describe to us, in detail, and
        disclose the nature of the compensating procedures and processes you have
        applied. Please quantify or provide a range by which your financial statements
        could be impacted due to the inadequate estimation processes of vendor drop
        shipments, sales returns and allowances, cooperative advertising, customer rebate
        reserves, vendor and employee related costs and inventory in transit. To the
        extent possible, also quantify the potential impact on your financial statements
        pertaining to any of the other significant deficiencies identified in your
        disclosures.

5.   Please expand your disclosure to indicate whether there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Consolidated Balance Sheets

6.   Please disclose separately in the balance sheet or in the notes to your financial statements, any item, if any, in excess of five percent of total current liabilities included in your accrued expenses and other current liabilities line item.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition and Accounts Receivable

7.   We note your disclosure that you recognize sales of products when delivery has occurred and that generally, the revenue recognition criteria are met at the time the product is received by the customers and title and risk of loss have transferred. Please tell us how you determine when this occurs. Also, please tell us whether your sales terms are consistent across all subsidiaries and all sales agreements and whether shipping terms are primarily FOB shipping point or destination. If the latter, in your response, specifically address the processes you have in place to determine when title and risk of loss have transferred to the customer.

Exhibit 23.2

8.   To the extent your future filings require a consent from your independent registered public accounting firm, please ensure that the exhibit is filed with a conformed signature. Refer to Rule 302 of Regulation S-T.

Exhibit 31.1 and Exhibit 31.2

9.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. This comment also applies to your Form 10-Q for the quarter ended June 30, 2007.

10.   We note that the certifications you provide are inconsistent with the requirements of Item 601(b)(31) of Regulation S-K. As such, please revise the language of paragraphs 2, 3, 4, 4(a), 4(c), 5, 5(a) and 5(b) of the certifications. Please refer to

Release No. 33-8238 for an example certification, at
http://www.sec.gov/rules/final/33-8238.htm. This comment also applies to your
Form 10-Q for the quarter ended June 30, 2007.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Condensed Consolidated Statements of Cash Flows (Unaudited), page 6

11.	Please revise your statements of cash flows to present the proceeds from issuance
of common stock and your repurchase of common stock on a gross basis rather
than a net basis. This comment also applies to your net presentation in the
Condensed Consolidated Statement of Stockholders' Equity (Unaudited) at page
7.

Controls and Procedures, page 16

Changes in Internal Control Over Financial Reporting, page 17

12.	We note your disclosure that "management is not aware" of any changes in
internal control over financial reporting "other than those described above" that
occurred during the quarter ended June 30, 2007 that materially affected, or were
reasonably likely to materially affect, your internal control over financial
reporting. Please revise to state clearly, if correct, that there were changes in your
internal control over financial reporting that occurred during this quarter that have
materially affected, or are reasonably likely to materially affect, your internal
control over financial reporting. Also expand your disclosure to clarify the nature
of those changes.

Closing Comments

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief